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VIA EDGAR AND FACSIMILE - (202) 772-9203

Ms. Mara L. Ransom
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Entercom Communications Corp.
Schedule TO-C filed May 18, 2006
Schedule TO-I filed June 5, 2006
SEC File No. 5-55345

On behalf of Entercom Communications Corp (the “Company”), we hereby submit for filing by direct electronic transmission Amendment No. 1 (the “Amendment”) to the above-referenced Schedule TO of the Company. In addition, we are providing the following responses to the comment letter dated June 19, 2006 from the staff of the Securities and Exchange Commission regarding the subject filings. To assist your review, we have retyped the text of your comments below.

Exhibit (a)(1)(i) — Offer to Exchange

1.                                      Revise your disclosure on the first page and in Section 1 of the Offer to Exchange to clarify that you will pay the exchange consideration “promptly,” not “as soon as practicable,” following the expiration of the offer, and not after acceptance of the stock options for exchange. Refer to Rules 13e-4(f)(5) and 14e-1(c).

In response to the Staff’s comments, the Company has revised the disclosure on the first page and in Section 1 of the Offer to Exchange to clarify that it will pay the exchange consideration promptly following the expiration of the offer.

2.                                      We note that you have incorporated by reference your most recent annual report on Form 10-K. We presume that you intended to incorporate this information in order to satisfy the requirement that you provide historical financial information pursuant to Item 1010(a) of Regulation M-A. Please note that Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to provide the financial information required by Item 1010 of Regulation M-A and advise us how you intend to disseminate this information to security holders.

As discussed with the Staff by telephone, the Company has prepared a Supplement to the Offer to Exchange (the “Supplement”), a copy of which has been filed as Exhibit  (a)(1)(xiv) to the Amendment. As requested, the Supplement includes the summary financial information described in Item 1010(c) of Regulation M-A. The Company intends to disseminate the Supplement to all offerees via an e-mail in the form filed as Exhibit (a)(1)(xv) to the Amendment. The Company hereby supplementally informs the Staff that at least five business days will remain in the offer at the time these new materials are disseminated.

Questions and Answers About the Restricted Stock, page 4

3.                                      16. “What is restricted stock?”  You mention that the relevant restrictions upon the stock being offered as consideration in this Offer are the applicable vesting periods and the provisions of the plan under which the restricted stock is granted. Please revise to elaborate upon any provisions of the plan that may differ from those under which the options were granted, if any. See Item 1004(a)(1)(x) of Regulation M-A.

The Company respectfully submits that the disclosures required by Item 1004(a)(1)(x) of Regulation M-A is contained in the answer provided to question number 17 on page 4, “How does restricted stock differ from my employee stock options?” and that further information necessary for the security holders to understand the material differences in their rights as a result of electing to participate in the transaction is disclosed in Section 8 on page 21.

Section 4. Withdrawal Rights, page 17

4.                                      Please revise to disclose the exact date by which options not yet accepted for payment or exchange after the expiration of forty business days from the commencement of the offers may be withdrawn. See Rule 13e-4(f)(2)(ii).

In response to the Staff’s comments, the Company has revised the disclosure on page 17 to disclose the exact date by which options not yet accepted for payment or exchange may be withdrawn.

Section 5. Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock, page 18

5.                                      We note your indication that you will promptly exchange the Eligible Options and that those who elect to exchange “will receive [their] Restricted Stock grant instrument within approximately two to four weeks after expiration of this Offer.”  It is unclear then, how you intend to satisfy prompt payment in light of the length of time it will take you to provide holders with their Restricted Stock grant instrument. If you intend to satisfy prompt payment by providing tendering option holders with the Rights Letter, attached as exhibit (a)(1)(vii), indicating the number of options that you have accepted and cancelled, please revise to indicate that you will provide this letter promptly after expiration of the offer. Alternatively, advise as how you intend to satisfy prompt payment pursuant to Rule 14e-1(c).

In response to the Staff’s comments, the Company has revised the disclosure on page 18 to indicate that the Company will provide tendering option holders with the Rights Letter.

Section 6. Conditions of the Offer, page 18

6.                                      The last sentence of this section indicates that, at expiration, “assuming none of the events listed in this Section 6 has occurred, [you] will promptly either accept all of the properly tendered Eligible Options or reject them all.”  This language would seem to suggest that you would consider terminating the Offer even if none of the events have occurred in Section 6 that would cause a failure of condition. Please advise us under what circumstances, other than failure of a condition, you intend to terminate the offer or revise this language to clarify that you may only terminate the offer upon the failure of a condition.

In response to the Staff’s comments, the Company has revised the disclosure on page 18 to clarify that the Company may only terminate the offer upon the failure of an enumerated condition.

7.                                      A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the references to “threatened” in subparagraphs (b) and (c) and “indirectly” in subparagraph (c). Please revise to clarify the conditions in accordance with this comment.

In response to the Staff’s comments, the Company has revised subparagraphs (b) and (c) on pages 18 and 19 to clarify the conditions in accordance with the Staff’s comment.

Section 13. Material U.S. Federal Income/Withholding Tax Consequences, page 25

8.                                      Rather than refer to “certain” tax consequences in the first paragraph, please refer to “material” tax consequences.

In response to the Staff’s comments, the Company has revised the disclosure in the first paragraph of Section 13 on page 25 to refer to “material” rather than “certain” tax consequences.

Exhibit (a)(1)(iii) - Election to Exchange Form

9.                                      We note your request that the security holder acknowledge that they have “received and read” the Offer to Exchange. It is not appropriate to require security holders to attest to the fact that they have “read” the terms of the offer as such language effectively operates as a waiver of liability. Please delete this language throughout these materials.

As discussed with the Staff by telephone on June 20, 2006, the Company supplementally informs the staff that it will not assert that the acknowledgement by security holders that they have read the Offer to Exchange contained in the Election to Exchange Form constitutes a waiver of the Company’s liability. Additionally, in its email to employees mentioned above Company states that:

“By this email, the Company hereby confirms to you that it will not assert that your acknowledgement that you have read the Offer to Exchange constitutes a waiver of any liability of the Company.”

Schedule TO-C filed May 18, 2006

10.                               It appears that you have not included the language in the press release that is required by Instruction 3 to Rule 13e-4(c). Please note that you should insert a legend advising security holders to read the full tender offer when it becomes available in the press release itself. Please confirm your understanding in this regard.

The Company supplementally informs the Staff that it understands that the language required by Instruction 3 to Rule 13e-4(c) is required in filings and communications such as the Schedule TO-C filed May 18, 2006 and confirms that it will include such language in future filings and communications as applicable.

As requested in the Staff’s comment letter, the Company supplementally informs the Staff that it acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Once you have had time to review the Company’s responses to the Staff’s comments and the corresponding Amendment No. 1 and Supplement, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (202) 637-1028.

Very truly yours,

Patrick H. Shannon
of LATHAM & WATKINS LLP

cc:	Jack Donlevie, Entercom Communications Corp.
Andrew Sutor, Entercom Communications Corp.
Scott Herlihy, Esq. Latham & Watkins LLP